[redacted]

09046516

ZURICH

SEC
Mail Processing
Section

JUL 06 2009

Washington, DC
122

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference UM/ JH
Date July 2, 2009

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services Ltd

Group Legal
Mythenquai 2
P.O. Box
8022 Zürich

Phone +41 44 628 28 28
www.zurich.ch

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich closes acquisition of AIG's US Personal Auto Group" dated July 02, 2009

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

Enclosure

7/13

46674-03

News Release

ZURICH®

Zurich closes acquisition of AIG's US Personal Auto Group

Zurich Financial Services Ltd
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/SMI: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, July 2, 2009 – Zurich Financial Services Group (Zurich) announced today that its subsidiary Farmers Group, Inc. has completed the acquisition of 100 percent of AIG's US Personal Auto Group, which includes "21st Century Insurance" (comprising the former "AIG Direct" and "21st Century Insurance"), as well as AIG's "Agency Auto". The transaction positions the Farmers Exchanges as the third largest traditional direct writer of insurance in the US and the third largest US personal lines insurer overall[1]. The purchase price amounts to approximately USD 1.9 billion, of which USD 1.7 billion (previously indicated at USD 1.5 billion) was paid in cash and USD 0.2 billion (previously indicated at USD 0.4 billion) in Euro denominated Capital Notes ("Capital Notes"). The purchase price implies a Price to tangible Book multiple of 1 times.

As part of the transaction, Farmers Group, Inc. immediately sold the portion of the acquired business that was comprised of regulated insurance businesses to the Farmers Exchanges, which Zurich manages but does not own, for approximately USD 1.4 billion in cash, resulting in a net purchase price for Zurich of approximately USD 0.5 billion.

In addition, Zurich has provided increased underwriting capacity to the Farmers Exchanges through an increase of the existing quota share reinsurance from the Farmers Exchanges from 25% to 37.5% (previously indicated at approximately 40%). The resulting increase in Zurich's capital requirement to support the acquisition and the additional business assumed has been financed through the sale of Zurich ordinary shares in April 2009 in the equivalent amount of USD 1.1 billion as well as the issuance of the Capital Notes in the equivalent amount of USD 0.2 billion. The Farmers Exchanges' strong solvency position allowed for limiting the increase of the quota share reinsurance treaty to 37.5% (instead of 40%). As a result,

ZURICH®

Zurich's capital requirements have reduced so that a lower amount of Capital Notes could be issued (equivalent of USD 0.2 billion instead of USD 0.4 billion), reflecting Zurich's strong commitment to a prudent and efficient capital management. The transaction is expected to be accretive to Zurich's earnings per share in the first year, and demonstrates how the Group balances its prudent approach to risk and capital management with its aspiration to grow profitably, even in challenging economic times.

The US personal lines market, the largest in the world, continues to offer attractive opportunities, particularly as part of Zurich's globally diverse portfolio of insurance businesses. In addition, the acquisition provides Farmers opportunities to achieve further benefits of scale, and to leverage both talent and technical capabilities throughout Zurich's global direct sales distribution platform.

After having announced the acquisition on April 16, 2009, all necessary antitrust and regulatory approvals to close the transaction have now been obtained.

[1] As measured by the Farmers Exchanges' and AIG US Personal Auto Group's combined direct written premium in the US personal lines business for 2007, resulting in an overall market share of 7.6%. Source: SNL.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

Farmers is a trade name and may refer to Farmers Group, Inc. or the Farmers Exchanges, as the case may be. Farmers Group, Inc., a management and holding company, along with its subsidiaries, is wholly owned by Zurich. The Farmers

ZURICH®

Exchanges are three reciprocal insurers, including their subsidiaries and affiliates, owned by their policyholders, and managed by Farmers Group, Inc. and its subsidiaries.

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements, as well as statements regarding our understanding of general economic, financial and insurance market conditions and expected developments. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and plans and objectives of Zurich Financial Services Ltd or the Zurich Financial Services Group (the "Group") to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) the risk of the global economic downturn and a downturn in the financial services industries in particular; (iii) performance of financial markets; (iv) levels of interest rates and currency exchange rates; (v) frequency, severity and development of insured claims events; (vi) mortality and morbidity experience; (vii) policy renewal and lapse rates; and (viii) changes in laws and regulations and in the policies of regulators may have a direct bearing on the results of operations of Zurich Financial Services Ltd and its Group and on whether the targets will be achieved. Zurich Financial Services Ltd undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results.

Persons requiring advice should consult an independent adviser.

THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO SELL, OR ANY SOLICITATION OF ANY OFFER TO PURCHASE ANY RIGHTS, SHARES OR OTHER SECURITIES IN ANY JURISDICTION, NOR SHALL IT (OR ANY PART OF IT) OR THE FACT OF ITS DISTRIBUTION, FORM THE BASIS OF, OR BE RELIED ON IN CONNECTION WITH, ANY CONTRACT THEREFORE. IN ADDITION, THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN AND ARE NOT INTENDED TO BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THAT ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THAT ACT.